As filed with the Securities and Exchange Commission on January 3, 1996
______________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                _______________

                                   FORM 8-B

                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                _______________


                               TOYS "R" US, INC.
                  (formerly Toys "R" Us-Headquarters, Inc.1)
            (Exact Name of Registrant as Specified in its Charter)


          Delaware                                       22-3260693
(State or Other Jurisdiction of                         IRS Employer
Incorporation or Organization)                        Identification No.)



                   461 From Road, Paramus, New Jersey  07652
         (Address of Principal Executive Offices, Including Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                Name of Each Exchange on Which
      to be so Registered:               Each Class is to be Registered:
      --------------------               -------------------------------

      Common Stock,                      New York Stock Exchange, Inc.
      par value $.10 per share


Securities to be registered pursuant to Section 12(g) of the Act:

      None
______________________________________________________________________________

      1 Toys "R" Us, Inc. (the "Registrant"), a Delaware corporation which changed its name on January 1, 1996 from "Toys "R" Us-Headquarters, Inc." to "Toys "R" Us, Inc.", is the successor of Toys "R" Us-Delaware, Inc. (the "Predecessor"), a Delaware corporation which was incorporated on February 14, 1928 under the name "Interstate Department Stores, Inc." and which changed its name on January 1, 1996 from "Toys "R" Us, Inc." to "Toys "R" Us-Delaware, Inc." All references in Item 5 herein to the "Registrant" refer to the Predecessor as succeeded by the Registrant.

Item 1.     General Information.

            (a) Toys "R" Us, Inc., formerly known as Toys "R" Us-Headquarters, Inc. (the "Registrant"), was organized as a corporation under the laws of the State of Delaware on October 26, 1993.

            (b) The fiscal year of the Registrant ends on the Saturday which falls nearest to the last day of January in each year.


Item 2.     Transaction of Succession.

            (a) Toys "R" Us-Delaware, Inc., a Delaware corporation, formerly known as Toys "R" Us, Inc. and the only predecessor of the registrant (the "Predecessor"), had securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange, Inc. (the "NYSE") at the time of the succession.

            (b) On January 1, 1996, pursuant to Section 251(g) of the Delaware General Corporation Law and the Agreement and Plan of Merger, dated as of December 8, 1995, by and among the Predecessor, the Registrant and TRU Interim, Inc., a wholly-owned Delaware subsidiary of the Registrant ("Merger Sub"), Merger Sub merged (the "Merger") with and into the Predecessor, which was the surviving corporation in the Merger, and ceased to exist. Pursuant to the Merger, (i) each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), including each share that was owned by the Predecessor or its subsidiaries, was converted into one share of common stock, par value $.10 per share, of the Predecessor, (ii) each share of common stock, par value $.10 per share, of the Predecessor issued and outstanding or held in its treasury immediately prior to the Effective Time was converted into one share of common stock, par value $.10 per share, of the Registrant ("Registrant Common Stock"), and (iii) each share of Registrant Common Stock issued and outstanding immediately prior to the Effective Time continued to be held by the Predecessor. As a result of the Merger, the Predecessor became a direct wholly-owned subsidiary of the Registrant and the Registrant became the holding company for Toys "R" Us' operating subsidiaries.


Item 3.     Securities to be Registered.

            The Registrant is authorized by its Certificate of Incorporation to issue up to 650,000,000 shares of Common Stock. As of January 1, 1996, there were 300,444,796 shares of Common Stock issued and outstanding, of which 27,340,070 shares were held by or for the account of the Registrant.


Item 4.     Description of Registrant's Securities to be Registered.

            The description of Common Stock set forth in Item 1 of the Registration Statement on Form 8-A of the Predecessor filed with the Securities and Exchange Commission on June 13, 1979, including any amendment or reports filed for the purpose of updating such description, is incorporated herein by reference and the Restated Certificate of Incorporation of the Registrant filed as Exhibit 3.1 hereto is incorporated herein by reference. Copies of the Form 8-A and the Restated Certificate of Incorporation have been filed with the NYSE.

Item 5.     Financial Statements and Exhibits.

            (a)  Financial Statements.

            As provided in Instruction (a) of Instructions as to Financial Statements for Form 8-B, no financial statements are being filed with this Registration Statement since the capital structure and balance sheet of the Registrant immediately after the succession will be substantially the same as those of the Predecessor.

            (b)  Exhibits.

      *2.1 Agreement and Plan of Merger, dated as of December 8, 1995, by and among the Predecessor, the Registrant and TRU Interim, Inc.

      *3.1 Restated Certificate of Incorporation of the Registrant (filed on January 2, 1996).

      *3.2        Amended and Restated By-Laws of the Registrant (as of
                  January 1, 1996).

      4.1 Form of Indenture dated as of January 1, 1987 between the Registrant and United Jersey Bank, as Trustee, pursuant to which Securities in one or more series in an unlimited amount may be issued by the Registrant (incorporated herein by reference to Exhibit 4(a) to Registrant's Registration Statement No. 33-11461).

      4.2 Form of the Registrant's 8 1/4% Sinking Fund Debentures due 2017 (incorporated herein by reference to Exhibit 4(b) to Registrant's Registration Statement No. 33-11461).

      4.3 Form of Indenture between the Registrant and United Jersey Bank, as Trustee, pursuant to which one or more series of debt securities up to $300,000,000 in principal amount may be issued by the Registrant (incorporated herein by reference to Exhibit 4 to Registrant's Registration Statement No. 33-42237).

      4.4 Form of the Registrant's 8 3/4% Debentures due 2021 (incorporated herein by reference to Exhibit 4 to Registrant's Current Report on Form 8-K dated August 29,
                  1991).

      4.5 Substantially all other long-term debt of the Registrant (which other debt does not exceed on an aggregate basis 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis) is evidenced by, among other things, (i) industrial revenue bonds issued by industrial development authorities and guaranteed by the Registrant,
                  (ii) mortgages held by third parties on real estate owned by the Registrant, (iii) stepped coupon guaranteed bonds held by a third party and guaranteed by the Registrant, and
                  (iv) an agreement under which the Registrant guaranteed certain yen-denominated loans made by a third party to a subsidiary of the Registrant. The Registrant will file with the Securities and Exchange Commission (the "Commission") copies of the constituent documents relating to such debt upon request of the Commission.

      10.1 Stock Option Plan of the Registrant, as amended as of April 22, 1993 (incorporated herein by reference to Exhibit 10A to Registrant's Annual Report on Form 10-K for the year ended January 30, 1993).

      10.2 Employment Agreement dated March 14, 1978 between the Registrant and Charles Lazarus and an amendment thereto dated November 20, 1979 (incorporated herein by reference to Exhibit 2 to a Schedule 13D dated February 1, 1980 filed by Charles Lazarus, et al). An amendment dated March 23, 1982 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 31, 1982). An amendment dated December 7, 1982 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 30, 1983). An amendment dated April 10, 1984 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 29, 1984). An amendment dated March 14, 1989 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 29, 1989).

      10.3 Form of Indemnification Agreement between the Registrant and each director (incorporated herein by reference to Exhibit 10F to Registrant's Annual Report on Form 10-K for the year ended February 1, 1987).

      10.4 Stock Option Agreement dated as of February 1, 1988 between the Registrant and Robert Nakasone (incorporated herein by reference to Exhibit 10G to Registrant's Annual Report on Form 10-K for the year ended January 31, 1988). The first amendment dated April 1, 1989 to such agreement (incorporated herein by reference to Exhibit 10G to Registrant's Annual Report on Form 10-K for the year ended January 29, 1989). The second amendment dated September 19, 1989 to such agreement (incorporated herein by reference to Exhibit 10G to Registrant's Annual Report on Form 10-K for the year ended January 28, 1990).

      10.5 Stock Option Agreement dated as of February 1, 1988 between the Registrant and Michael Goldstein (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended January 31, 1988). The first amendment dated April 1, 1989 to such agreement (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended January 29, 1989). The second amendment dated September 19, 1989 to such agreement (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended January 28, 1990).

      10.6 Stock Option Plan and Agreement dated as of March 14, 1989 between the Registrant and Charles Lazarus, and a First Amendment thereto dated as of September 19, 1989 (incorporated herein by reference to Exhibit 10I to Registrant's Annual Report on Form 10-K for the year ended January 28, 1990).

      10.7 Non-Employee Directors' Stock Option Plan as adopted by the Board of Directors on September 19, 1990 and approved by the Registrant's stockholders on June 3, 1991 (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended February 1, 1992).

      10.8 Stock Option Plan and Agreement dated as of December 2, 1992 between the Registrant and Robert C. Nakasone (incorporated herein by reference to Exhibit 10I to Registrant's Annual Report on Form 10-K for the year ended January 30, 1993).

      10.9 Stock Option Plan and Agreement dated as of December 2, 1992 between the Registrant and Michael Goldstein (incorporated herein by reference to Exhibit 10J to Registrant's Annual Report on Form 10-K for the year ended January 30, 1993).

      10.10 Toys "R" Us, Inc. 1994 Stock Option and Performance Incentive Plan effective November 1, 1993, as amended (incorporated herein by reference to Exhibit 4.1 to Registrant's Registration Statement No. 33-64315).

      *10.11 Management Incentive Compensation Plan of the Registrant adopted March 28, 1994 (incorporated herein by reference to Exhibit 10L to Registrant's Annual Report on Form 10-K for the year ended January 29, 1994). The amendment to such plan adopted on April 20, 1993 is filed herewith.

      10.12 Toys "R" Us, Inc. 1995 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.2 to Registrant's Registration Statement No. 33-64315).

      *10.13 Toys "R" Us, Inc. Partnership Group Deferred Compensation Plan effective as of May 17, 1995.

      *10.14 Toys "R" Us, Inc. Grantor Trust Agreement dated as of October 1, 1995 between the Registrant and American Express Trust Company.

      *21         Subsidiaries of the Registrant.

______________________
*  Filed herewith

                                   SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:      January 3, 1996


                                         TOYS "R" US, INC.



                                         By:   /s/ Louis Lipschitz
                                               Louis Lipschitz
                                               Senior Vice President-Finance
                                               and Chief Financial Officer

                               INDEX TO EXHIBITS


      Exhibit
      No.         Description

______________________________________________________________________________

      *2.1 Agreement and Plan of Merger, dated as of December 8, 1995, by and among the Predecessor, the Registrant and TRU Interim, Inc.

      *3.1 Restated Certificate of Incorporation of the Registrant (filed on January 2, 1996).

      *3.2        Amended and Restated By-Laws of the Registrant (as of
                  January 1, 1996).

      4.1 Form of Indenture dated as of January 1, 1987 between the Registrant and United Jersey Bank, as Trustee, pursuant to which Securities in one or more series in an unlimited amount may be issued by the Registrant (incorporated herein by reference to Exhibit 4(a) to Registrant's Registration Statement No. 33-11461).

      4.2 Form of the Registrant's 8 1/4% Sinking Fund Debentures due 2017 (incorporated herein by reference to Exhibit 4(b) to Registrant's Registration Statement No. 33-11461).

      4.3 Form of Indenture between the Registrant and United Jersey Bank, as Trustee, pursuant to which one or more series of debt securities up to $300,000,000 in principal amount may be issued by the Registrant (incorporated herein by reference to Exhibit 4 to Registrant's Registration Statement No. 33-42237).

      4.4 Form of the Registrant's 8 3/4% Debentures due 2021 (incorporated herein by reference to Exhibit 4 to Registrant's Current Report on Form 8-K dated August 29,
                  1991).

      4.5 Substantially all other long-term debt of the Registrant (which other debt does not exceed on an aggregate basis 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis) is evidenced by, among other things, (i) industrial revenue bonds issued by industrial development authorities and guaranteed by the Registrant,
                  (ii) mortgages held by third parties on real estate owned by the Registrant, (iii) stepped coupon guaranteed bonds held by a third party and guaranteed by the Registrant, and
                  (iv) an agreement under which the Registrant guaranteed certain yen-denominated loans made by a third party to a subsidiary of the Registrant. The Registrant will file with the Securities and Exchange Commission (the "Commission") copies of the constituent documents relating to such debt upon request of the Commission.

      10.1 Stock Option Plan of the Registrant, as amended as of April 22, 1993 (incorporated herein by reference to Exhibit 10A to Registrant's Annual Report on Form 10-K for the year ended January 30, 1993).

      10.2 Employment Agreement dated March 14, 1978 between the Registrant and Charles Lazarus and an amendment thereto dated November 20, 1979 (incorporated herein by reference to Exhibit 2 to a Schedule 13D dated February 1, 1980 filed by Charles Lazarus, et al). An amendment dated March 23, 1982 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 31, 1982). An amendment dated December 7, 1982 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 30, 1983). An amendment dated April 10, 1984 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 29, 1984). An amendment dated March 14, 1989 to such employment agreement (incorporated herein by reference to Exhibit 10B to Registrant's Annual Report on Form 10-K for the year ended January 29, 1989).

      10.3 Form of Indemnification Agreement between the Registrant and each director (incorporated herein by reference to Exhibit 10F to Registrant's Annual Report on Form 10-K for the year ended February 1, 1987).

      10.4 Stock Option Agreement dated as of February 1, 1988 between the Registrant and Robert Nakasone (incorporated herein by reference to Exhibit 10G to Registrant's Annual Report on Form 10-K for the year ended January 31, 1988). The first amendment dated April 1, 1989 to such agreement (incorporated herein by reference to Exhibit 10G to Registrant's Annual Report on Form 10-K for the year ended January 29, 1989). The second amendment dated September 19, 1989 to such agreement (incorporated herein by reference to Exhibit 10G to Registrant's Annual Report on Form 10-K for the year ended January 28, 1990).

      10.5 Stock Option Agreement dated as of February 1, 1988 between the Registrant and Michael Goldstein (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended January 31, 1988). The first amendment dated April 1, 1989 to such agreement (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended January 29, 1989). The second amendment dated September 19, 1989 to such agreement (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended January 28, 1990).

      10.6 Stock Option Plan and Agreement dated as of March 14, 1989 between the Registrant and Charles Lazarus, and a First Amendment thereto dated as of September 19, 1989 (incorporated herein by reference to Exhibit 10I to Registrant's Annual Report on Form 10-K for the year ended January 28, 1990).

      10.7 Non-Employee Directors' Stock Option Plan as adopted by the Board of Directors on September 19, 1990 and approved by the Registrant's stockholders on June 3, 1991 (incorporated herein by reference to Exhibit 10H to Registrant's Annual Report on Form 10-K for the year ended February 1, 1992).

      10.8 Stock Option Plan and Agreement dated as of December 2, 1992 between the Registrant and Robert C. Nakasone (incorporated herein by reference to Exhibit 10I to Registrant's Annual Report on Form 10-K for the year ended January 30, 1993).

      10.9 Stock Option Plan and Agreement dated as of December 2, 1992 between the Registrant and Michael Goldstein (incorporated herein by reference to Exhibit 10J to Registrant's Annual Report on Form 10-K for the year ended January 30, 1993).

      10.10 Toys "R" Us, Inc. 1994 Stock Option and Performance Incentive Plan effective November 1, 1993, as amended (incorporated herein by reference to Exhibit 4.1 to Registrant's Registration Statement No. 33-64315).

      *10.11 Management Incentive Compensation Plan of the Registrant adopted March 28, 1994 (incorporated herein by reference to Exhibit 10L to Registrant's Annual Report on Form 10-K for the year ended January 29, 1994). The amendment to such plan adopted on April 20, 1993 is filed herewith.

      10.12 Toys "R" Us, Inc. 1995 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.2 to Registrant's Registration Statement No. 33-64315).

      *10.13 Toys "R" Us, Inc. Partnership Group Deferred Compensation Plan effective as of May 17, 1995.

      *10.14 Toys "R" Us, Inc. Grantor Trust Agreement dated as of October 1, 1995 between the Registrant and American Express Trust Company.

      *21         Subsidiaries of the Registrant.

______________________
*  Filed herewith